December 11, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	Save Foods, Inc. (the “Company”)
Amendment No. 1 to Form 10
Filed on November 14, 2019
File No. 000-56100

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 27, 2019 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Amendment to Form 10 filed November 14, 2019

Our Business, page 6

1.	We note your response to our prior comment 1 and reissue the comment in part. We note you indicate you have initiated the registration process for regulatory approvals in the United States. Please expand to further explain what actions you have taken in the registration process, including whether or not you have submitted anything to the regulatory agencies you reference.

Response: The Company advises the Staff that it has updated the disclosure on page 6 of Amendment No. 2 to the Form 10 in response to the Staff’s comment.

Description of Registrant’s Securities to be Registered, page 41

2.	We note your response to our prior comment 9 and re-issue in part. We note your revised disclosure that indicates the choice of forum does not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act. If this provision does not apply to actions under the Securities Act or Exchange Act, disclose that in this section, and please also ensure that the exclusive forum provision in the governing document states this clearly or tell us how you will inform investors in the future filings that the provision does not apply to actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that it previously updated such disclosure on page 41 of Amendment No. 1 to the Form 10 in response to the Staff’s comment on October 23, 2019. Such disclosure on page 41 of Amendment No. 1 to the Form 10 states as follows:

“Notably, however, while our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for, inter alia, any derivative action or proceeding brought on our behalf, such choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.”

Furthermore, the Company intends to inform its stockholders in its annual reports on Form 10-K that its currently effective choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

December 31, 2018 Financial Statements, page F-1

3.	Please note that the par value of your shares should increase inversely in a reverse stock split so that the number of shares decreases by a multiple of 15, yet the par value increases by the same multiple so that the value of the stock remains unchanged. Please revise accordingly.

Response: The Company respectfully advises that the par value of the Company’s common stock remained unchanged following the effectiveness of its reverse stock split of its common stock. The Company effected the reverse stock split and expressly disclosed that the par value would remain unchanged in its Certificate of Amendment to its Certificate of Incorporation, which was duly approved by both the Company’s board of directors and stockholders on May 26, 2019 and declared effective by the Delaware Secretary of State on June 12, 2019.

Notes to Consolidated Financial Statements

Note 18, page F-29

4.	We note your response to our prior comment 7. We also note your disclosure that on May 26, 2019 the Company amended and restated its Certificate of Incorporation to effect a 15 to 1 reverse split of the company’s outstanding stock. Please file your amended and restated Certificate of Incorporation or advise.

Response: The Company advises the Staff that it has included as Exhibit 3.3 the Company’s Certificate of Amendment to the Company’s Certificate of Incorporation, which was approved by both the Company’s board of directors and stockholders on May 26, 2019 and declared effective by the Delaware Secretary of State on June 12, 2019, which has been filed with Amendment No. 2 to the Form 10 in response to the Staff’s comment.

Should you wish to discuss the aforesaid at any time, please do not hesitate to contact Dr. Shachar Hadar, Esq. of Meitar Liquornik Geva Leshem Tal (+972-3-610-3961).

Sincerely,

/s/ Dan Sztybel
Dan Sztybel
Chief Executive Officer
Save Foods, Inc.